9-11, avenue Arago
F 78191 Trappes

Téléphone : +33 (0) 1 34 82 79 01
Télécopie : +33 (0) 1 34 82 79 10

PROVIMI

[redacted]

03037938

Secrétariat général

United States Securities and Exchange Commission
Washington D.C. 20549
USA

Trappes, November 25, 2003

Your ref.: File No. 82-5212

Re: **<u>Disclosure Materials provided by Provimi pursuant to Application for exemption under Rule 12g3-2(b)</u>**

Ladies and Gentlemen:

Please find attached disclosure materials for Provimi. Provimi is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

p.o.

Cécile Gul

dlw 12/5

PROVIMI

ON TOP OF THE FEED CHAIN

PROVIMI TAKES OVER AGVET ACTIVITIES IN INDIA

Paris/Rotterdam, 24 November 2003

Provimi (listed on the Euronext *Premier Marché* in Paris), a global leader in Animal Nutrition, today announced that it has closed an asset deal with Unichem in India, concerning the take over of Agvet, their animal health division. It consists of the take over of brands, trading assets and distribution channels, as well as the staff. This deal fits well with Provimi's strategy of expansion in high growth markets as well as product diversification. Provimi's subsidiary Vetcare in India is primarily active in animal health and nutritional products for poultry, while Agvet mainly serves the dairy segment.

Agvet has an annual turnover of € 2 million. The Provimi Group will take over the 40 people currently employed by the company. The main lines of activity are animal health and nutritional products for dairy cattle.

Despite a low average productivity per cow, India is the largest milk producer in the world with an estimated milk production of around 90 million tonnes. The organised Indian dairy industry is currently estimated at € 7 billion in annual sales and is expected to reach € 9 billion by 2005. Milk consumption par capita is still low, but with its large population and growing economy, India has a high growth potential.

Vetcare sales amounted to over € 16 million in 2002. Besides being a market leader in India, Vetcare is exporting to over ten countries in Asia, South America, the Middle East and Europe.

The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It employs over 8,000 people and had sales in 2002 of over EUR 1.5 billion. Provimi has over 95 production centres in 28 countries and exports to over 100. Provimi manufactures products and supplies technical support for all species, including ruminants, poultry, swine, fish and pets.

For further information, please contact:
Miriam ter Braak: + (31) 10 4 23 96 33, or mobile + (31) 6 511 23 766
Citigate First Financial, Floor van Maaren: + (31) 20 575 40 78

This press release can be downloaded from the Group's website:
http://WWW.Provimi.com